SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2008
.
FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.
(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.
(Translation of Registrant’s name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

FEMSA Delivers 8.6%

Operating Income Growth in 3Q08

Monterrey, Mexico, October 28, 2008— Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) today announced its operational and financial results for the third quarter of 2008.

Third Quarter 2008 Highlights:

•    Consolidated total revenues grew 10.8% and income from operations grew 8.6%.

-     In spite of the challenging environment and a more cautious consumer, FEMSA delivered robust growth in operating income driven by strong results at Coca-Cola FEMSA and FEMSA Comercio that more than offset weakness at FEMSA Cerveza.

•    Coca-Cola FEMSA total revenues and income from operations increased 14.5% and 10.3%, respectively.

-    Results mainly driven by double-digit income from operations growth in Mercosur, supported by the integration of Remil.

•    FEMSA Cerveza total revenues increased 5.7%

-    In an environment of healthy pricing, sales volume in Mexico decreased 1.9%, while sales volume grew 8% in Brazil and 10% in exports.

-    Continued raw material pressures and sustained marketing investments behind our brands across our operations, resulted in an 8.2% decrease in income from operations.

•    FEMSA Comercio continued its pace of strong growth and margin expansion.

-    Income from operations increased over 30% for the seventh consecutive quarter, resulting in an operating margin expansion of 110 basis points to reach 6.5%.

José Antonio Fernández, Chairman and CEO of FEMSA, commented “After a strong first half performance, during the third quarter we started seeing some signals of a softening consumer in our main market on top of growing macroeconomic pressures and sustained raw materials inflation across our markets. However, we were again able to deliver consolidated operating income growth. FEMSA Cerveza’s positive pricing trends in the key Mexican market, combined with contained administrative expenses, partially offset the continued pressure from grain prices and sustained marketing activity. Coca-Cola FEMSA continued capturing the benefits of integrating Remil and Jugos del Valle into its platform. Meanwhile, FEMSA Comercio opened 851 net new stores in the last twelve months to surpass the 6,000-store milestone, delivering strong bottom-line growth for the tenth consecutive quarter.

These are tough times, however FEMSA’s business position remains as solid as ever. Our balance sheet is healthy, our competitive position across businesses and across markets has never been stronger, and we are working hard to ensure that we maintain our momentum through this challenging period”.

FEMSA Consolidated

Beginning on January 1st 2008, in accordance to changes in the Mexican Financial Reporting Standards (Mexican FRS) related to inflation effects, we discontinued inflation accounting for our subsidiaries in Mexico, Guatemala, Panama, Colombia and Brazil. 2008 figures for these subsidiaries are therefore in nominal pesos. For the rest of our subsidiaries in Nicaragua, Costa Rica, Venezuela and Argentina, we will continue applying inflation accounting during 2008. For comparison purposes, the figures for 2007 have been restated in Mexican pesos with purchasing power as of December 31, 2007.

Total revenues increased 10.8% compared to 3Q07, to Ps. 41.723 billion. Coca-Cola FEMSA and FEMSA Comercio together accounted for over 85% of the consolidated incremental revenue, and FEMSA Cerveza provided the balance.

For the first nine months of 2008, consolidated total revenues increased 9.6% to Ps. 119.191 billion. This growth resulted from double-digit growth at Coca-Cola FEMSA and FEMSA Comercio combined with a mid-single digit growth at FEMSA Cerveza.

Gross profit increased 11.0% compared to 3Q07 to Ps. 19.276 billion in 3Q08. Gross margin improved 10 basis points over the same period in 2007 to 46.2%, as a result of gross profit improvement at FEMSA Comercio, which more than offset the cost pressures at Coca-Cola FEMSA coming from the integration of the lower profitability of Jugos del Valle and increases in sweetener and PET prices, as well as from raw material pressure at FEMSA Cerveza.

For the first nine months of 2008, gross profit increased 10.8% to Ps. 54.950 billion. Gross margin increased 50 basis points compared to the same period in 2007 to 46.1% of total revenues. FEMSA Comercio’s gross profit increase combined with stable margin at Coca-Cola FEMSA more than offset raw material pressure at FEMSA Cerveza.

Income from operations increased 8.6% to Ps. 5.677 billion in 3Q08 as compared to the same period in 2007; double-digit growth at FEMSA Comercio and Coca-Cola FEMSA more than offset an operating income decline at FEMSA Cerveza. FEMSA Comercio’s margin improvement partially compensated margin pressure at Coca-Cola FEMSA and FEMSA Cerveza.

For the first nine months of 2008, income from operations increased 12.0% to Ps. 15.574 billion. Our consolidated operating margin year-to-date reached 13.1%, an improvement of 30 basis points as compared to the same period in 2007, driven by robust top-line growth combined with operating leverage achieved in most of our business units.

Net income decreased 24.1% compared to 3Q07 to Ps. 2.564 billion in 3Q08, as income from operations growth partially offset the shift from a gain to a loss in our foreign exchange position. This shift resulted from the sequential appreciation of the USD against the local currency in all of our markets, as applied to our US dollar liability position. The integral cost of financing reflects the changes in the Mexican Financial Reporting Standards mainly on monetary position, as the inflationary adjustment is no longer applied to the vast majority of our liability position. During the quarter, the increase in other expenses resulted mainly from write-off expenses derived from asset rationalization at Coca-Cola FEMSA in Mexico. The effective tax rate was 33.1% in 3Q08 compared with 28.0% in 3Q07, reflecting tax provisions recorded during the quarter at Coca-Cola FEMSA.

For the first nine months of 2008, in spite of the growth in income from operations, net income decreased 2.2% to Ps. 8.142 billion, compared to the same period of 2007, due to other expenses increases and lower gains in foreign exchange and monetary positions.

Net majority income decreased 15.8% over 3Q07, resulting in Ps. 0.56 per FEMSA Unit1  in 3Q08. Net majority income per FEMSA ADS was US$ 0.51 for the quarter.

1
FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of September 30, 2008 was 3,578,226,270 equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

October 28, 2008	2

Capital expenditures increased 46.8% over 3Q07 to Ps. 3.998 billion in 3Q08, mainly reflecting increased investment in the beverage business units related to incremental capacity and distribution assets and the smoothening of FEMSA Comercio’s new store opening curve to achieve more openings ahead of the busy fourth-quarter.

The consolidated balance sheet as of September 30, 2008, recorded a cash balance of Ps. 5.754 billion (US$ 524.4 million), a decrease of Ps. 5,383 million (US$ 490.6 million) compared to the same period of 2007, mainly as a result of cash acquisitions made by Coca-Cola FEMSA over the last twelve months, including Remil and Jugos del Valle and the payment of the maturities of our certificados bursátiles during the year. Short-term debt was Ps. 8.389 billion (US$ 764.5 million) and long-term debt was Ps. 29.904 billion (US$ 2.725 billion). Our gross debt declined by Ps. 2.889 billion year on year as a result of the aforementioned payment of certificados bursátiles and certain bank debt over the last twelve months. Our net debt increased by Ps. 2.494 billion (US$227.3 million) mainly due to the cash acquisitions as described above.

Consistent with FEMSA’s conservative approach, as of September 30, 2008, our ratio of net debt to EBITDA2 was only 1.1x, while our mix of US dollar-denominated debt represented 16.6% and our mix of fixed interest rate represented 70.8%. In terms of our debt profile, we expect to pay down most of the maturities coming due in 2009 with internal cash generation. For 2010 and 2011, we have minor debt maturities coming due, and our debt profile currently extends as far out as 2017.

As a matter of policy, we follow a conservative approach to leverage and risk management, and make limited use of derivative instruments to reduce the volatility and uncertainty of operating results by hedging risks such as interest rate, foreign exchange and the price of raw materials.

Soft Drinks – Coca-Cola FEMSA

Coca-Cola FEMSA’s financial results and discussion are incorporated by reference from Coca-Cola FEMSA’s press release, which is attached to this press release or visit www.coca-colafemsa.com.

Beer – FEMSA Cerveza

Mexico sales volume decreased 1.9% compared with 3Q07 to 6.757 million hectoliters in 3Q08. This decrease reflects price increases implemented in the quarter in addition to the one made at the beginning of the year, as well as some unfavorable weather conditions experienced during the quarter and an increasingly cautious consumer. Our Tecate brand family had another quarter of strong performance and our new line extensions, such as Sol Limón y Sal and Sol Cero, delivered encouraging results. For the first nine months of 2008, Mexico sales volume increased 2.4% to 20.275 million hectoliters.

Brazil sales volume increased 8.0% over 3Q07 reaching 2.370 million hectoliters in 3Q08, as balanced growth across our product portfolio drove these results. For the first nine months of 2008, Brazil sales volume increased 7.6% to 7.035 million hectoliters.

Export sales volume increased 10.0% compared with 3Q07 to 948.8 thousand hectoliters in 3Q08, despite a challenging environment in the US. The increase was mainly driven by our Dos Equis and Tecate brands in the U.S. as well as by Sol in other key markets. For the first nine months of 2008, export sales volume increased 8.5% to 2.727 million hectoliters.

Total revenues increased 5.7% over 3Q07 to Ps. 10.647 billion in 3Q08; higher average price per hectoliter in Mexico and Brazil, combined with solid volume growth in exports and Brazil drove these results. Mexican beer sales represented 75.0% of total beer revenues, while Brazil and Export beer sales reached 15.6% and 9.4% of total beer revenues, respectively.

2
Net debt/EBITDA is calculated by dividing net debt at the end of the quarter by EBITDA for the last twelve months, as reported in Mexican pesos and converted to US dollars with the period-end exchange rate from each period.

October 28, 2008	3

Mexico price per hectoliter increased 6.2% over 3Q07 to Ps. 1,087.2 in 3Q08, resulting from price increases implemented during the last twelve months as well as from the positive pricing effect of incremental domestic volume brought under direct distribution during the last twelve months, which represented 89% of our total domestic volume during the first nine months. Brazil price per hectoliter increased 5.6% compared to the same period of 2007 to Ps. 645.1, driven by price increases implemented during the last twelve months. Export price per hectoliter decreased 6.5% to Ps. 964.4 in 3Q08 as compared with 3Q07, impacted by a stronger peso, however in US dollars it increased by 2.2% in the quarter driven by price increases implemented over the last twelve months across our US product portfolio.

For the first nine months of 2008, total revenues increased 6.6% to Ps. 30.893 billion. Mexican beer revenues reached 75.3% of total beer revenues, in line with the same period of 2007. Brazil beer revenues represented 15.3% of total beer revenues, up from 14.9% in the comparable period in 2007. Export beer revenues were 9.4% of total beer revenues, down from 9.8% in the comparable period in 2007.

Cost of sales reached Ps. 4.898 billion in 3Q08, an increase in cost per hectoliter of 6.8%, higher than the 4.1% increase average price per hectoliter in the same period, resulting from raw materials pressure, particularly grains and higher energy costs in Mexico and Brazil. Gross profit increased 3.7% over 3Q07 to Ps. 5.749 billion in 3Q08, while gross margin declined by 110 basis points from 55.1% in 3Q07 to 54.0% in 3Q08.

For the first nine months of 2008, cost of sales increased 8.1% to Ps. 14.115 billion. Gross margin year-to-date declined by 60 basis points to 54.3%.

Income from operations decreased 8.2% compared to 3Q07 to Ps. 1,508 million in 3Q08, representing a margin decline of 210 basis points. Cost pressure experienced during the quarter and an increase in selling expenses, more than offset the robust top-line growth and administrative expenses rationalization together with a decline in our capitalized investments in the ERP system, which have been fully amortized. Operating expenses increased 8.7% over 3Q07 to Ps. 4.241 billion, resulting from incremental selling expenses driven by continuous marketing investment behind our brands and at the point of sale, including the timing effect of the launch of new advertisement campaigns for our core brands in Mexico, as well as by operating expenses resulting from the incremental volumes that we brought under our direct distribution network.

For the first nine months of 2008, income from operations increased 1.4% to Ps. 3.934 billion, representing 12.7% of total revenues, 70 basis points below the comparable period of 2007.

FEMSA Comercio

Total revenues increased 9.9% over 3Q07 to Ps. 12.286 billion in 3Q08. The opening of 237 net new convenience stores in the quarter to reach 851 net new stores in the last twelve months, more than compensated the same-store sales decline in the quarter. As of September 30, 2008, there were a total of 6,088 of our convenience stores in Mexico, well on track to meet the objective for the year. Same-store sales decreased an average of 3.2% for the quarter over 3Q07, due to a 13.6% decline in the average customer ticket more than offsetting the 11.9% increase in store traffic. This decrease was driven mainly by a weaker performance during September reflecting unfavorable weather conditions and a softening consumer environment. As was the case during the previous two quarters of 2008, ticket and traffic dynamics reflect the mix shift from prepaid wireless phone cards to the sale of electronic air-time, for which only the margin is recorded, not the full amount of the air-time recharge. On a comparable basis excluding this change, the average ticket would have grown in the mid-single-digit in 3Q08.

For the first nine months of 2008, total revenues increased 12.3% to Ps. 34.941 billion. FEMSA Comercio same-store sales increased an average of 0.6% driven by a 13.9% increase in store traffic, which more than offset an 11.2% reduction in average ticket.

October 28, 2008	4

Gross profit increased by 23.6% in 3Q08 compared to 3Q07, resulting in a 340 basis points gross margin expansion reaching 31.1%. A relevant portion of this increase resulted from the shift towards electronic air-time recharges as described above, as well as from growth in higher-margin categories such as ready-to-drink coffee, among others. The balance came from better pricing strategies and improved commercial terms with our supplier partners. For the first nine months of 2008, gross margin expanded by 250 basis points to 29.7%.

Income from operations increased 30.5% over 3Q07 to Ps. 795 million in 3Q08. Operating expenses increased 21.9% to Ps. 3,031 million, mainly driven by incremental selling expenses such as higher energy costs at the store level, and expenses related to the strengthening of FEMSA Comercio’s organizational structure, as planned. Operating margin expanded 110 basis points over 3Q07 reaching 6.5%, as the strong expansion of the gross margin more than offset the increase in operating expenses.

For the first nine months of 2008, income from operations increased 36.2% to Ps. 1.938 billion, resulting in an operating margin of 5.5%, a 90 basis points expansion as compared to the previous year.

CONFERENCE CALL INFORMATION:

Our Third Quarter 2008 Conference Call will be held on: Tuesday October 28, 2008, 12:00 PM Eastern Time (10:00 AM Mexico City Time). To participate in the conference call, please dial: Domestic US: (1-888) 820-9408, International: (1-913) 312-1432. The conference call will be webcast live through streaming audio. For details please visit www.femsa.com/investor.

If you are unable to participate live, the conference call replay will be available through November 4, 2008; dialing Domestic US: (1-888) 203-1112, International: (1-719) 457-0820 using passcode: 4423442. Additionally, the conference call audio will be available on http://ir.femsa.com/results.cfm

We are a holding company whose principal activities are grouped under the following sub-holding companies and carried out by their respective operating subsidiaries: Coca-Cola FEMSA, S.A.B. de C.V., which engages in the production, distribution and marketing of non-alcoholic beverages; FEMSA Cerveza, S.A. de C.V., which engages in the production, distribution and marketing of beer and flavored alcoholic beverages; and FEMSA Comercio, S.A. de C.V., which engages in the operation of convenience stores.

The translations of Mexican pesos into US dollars are included solely for the convenience of the reader, using the noon day buying rate for pesos as published by the Federal Reserve Bank of New York at September 30, 2008, which was 10.9726 Mexican pesos per US dollar.

FORWARD LOOKING STATEMENTS
This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

Six pages of tables and Coca-Cola FEMSA’s press release to follow

October 28, 2008	5

FEMSA
Consolidated Income Statement
Millions of Pesos

	For the third quarter of:					For the nine months of:
	2008 (A)	% of rev.	2007 (B)	% of rev.	% Increase	2008 (A)	% of rev.	2007 (B)	% of rev.	% Increase
Total revenues	41,723	100.0	37,659	100.0	10.8	119,191	100.0	108,724	100.0	9.6
Cost of sales	22,447	53.8	20,293	53.9	10.6	64,241	53.9	59,151	54.4	8.6
Gross profit	19,276	46.2	17,366	46.1	11.0	54,950	46.1	49,573	45.6	10.8
Administrative expenses	2,287	5.5	2,336	6.2	(2.1)	6,874	5.8	6,804	6.3	1.0
Selling expenses	11,312	27.1	9,801	26.0	15.4	32,502	27.2	28,867	26.5	12.6
Operating expenses	13,599	32.6	12,137	32.2	12.0	39,376	33.0	35,671	32.8	10.4
Income from operations	5,677	13.6	5,229	13.9	8.6	15,574	13.1	13,902	12.8	12.0
Other expenses	(567)		(206)		N.S.	(1,444)		(754)		91.5
Interest expense	(1,066)		(1,118)		(4.7)	(3,526)		(3,570)		(1.2)
Interest income	114		175		(34.9)	492		575		(14.4)
Interest expense, net	(952)		(943)		1.0	(3,034)		(2,995)		1.3
Foreign exchange (loss) gain	(462)		116		N.S.	206		482		(57.3)
Gain on monetary position	230		557		(58.7)	514		984		(47.8)
Unhedged derivative instrument loss	(96)		(65)		47.7	(125)		(1)		N.S.
Integral result of financing	(1,280)		(335)		N.S.	(2,439)		(1,530)		59.4
Income before income tax	3,830		4,688		(18.3)	11,691		11,618		0.6
Income tax	(1,266)		(1,311)		(3.4)	(3,549)		(3,289)		7.9
Net income	2,564		3,377		(24.1)	8,142		8,329		(2.2)
Net majority income	2,020		2,400		(15.8)	5,854		5,871		(0.3)
Net minority income	544		977		(44.3)	2,288		2,458		(6.9)

(A)	Average Mexican Pesos of 2008.
(B)	Constant Mexican Pesos as of Decmber 31, 2007

EBITDA & CAPEX
Income from operations	5,677	13.6	5,229	13.9	8.6	15,574	13.1	13,902	12.8	12.0
Depreciation	1,291	3.1	1,138	3.0	13.4	3,617	3.0	3,255	3	11.1
Amortization & other	882	2.1	921	2.5	(4.2)	2,910	2.4	2,855	2.6	1.9
EBITDA	7,850	18.8	7,288	19.4	7.7	22,101	18.5	20,012	18.4	10.4
CAPEX	3,998		2,724		46.8	8,824		7,342		20.2

FINANCIAL RATIOS	2008	2007	Var. p.p.
Liquidity(1)	0.92	1.02	(0.10)
Interest coverage(2)	8.25	7.73	0.52
Leverage(3)	0.79	0.88	(0.09)
Capitalization(4)	30.68%	35.05%	(4.37)

(1)	Total current assets / total current liabilities.
(2)	Income from operations + depreciation + amortization & other / interest expense, net.
(3)	Total liabilities / total stockholders' equity.
(4)	Total debt / long-term debt + stockholders' equity.
Total debt = short-term bank loans + current maturities long-term debt + long-term bank loans and notes payable.

October 28, 2008	6

FEMSA
Consolidated Balance Sheet
As of September 30:

ASSETS	2008(A)	2007(B)	% Increase
Cash and cash equivalents	5,754	11,137	(48.3)
Accounts receivable	9,035	7,268	24.3
Inventories	11,726	9,385	24.9
Prepaid expenses and other	4,369	3,442	26.9
Total current assets	30,884	31,232	(1.1)
Property, plant and equipment, net	57,283	53,585	6.9
Intangible assets(1)	62,631	59,868	4.6
Other assets	17,976	15,767	14.0
TOTAL ASSETS	168,774	160,452	5.2

LIABILITIES & STOCKHOLDERS´ EQUITY
Bank loans	2,493	3,478	(28.3)
Current maturities long-term debt	5,896	5,695	3.5
Interest payable	380	477	(20.3)
Operating liabilities	24,773	20,875	18.7
Total current liabilities	33,542	30,525	9.9
Long-term debt (2)	29,904	32,009	(6.6)
Labor liabilities	2,754	3,412	(19.3)
Other liabilities	7,671	9,033	(15.1)
Total liabilities	73,871	74,979	(1.5)
Total stockholders’ equity	94,903	85,473	11.0
LIABILITIES AND STOCKHOLDERS’ EQUITY	168,774	160,452	5.2

(1)	Includes mainly the intangible assets generated by acquisitions.
(A)	Mexican Pesos for the end of 2008.
(B)	Constant Mexican Pesos as of Decmber 31, 2007
(2)	Includes the effect of derivative financial instruments on long-term debt.

	September 30, 2008
DEBT MIX	Ps.	% Integration	Average Rate
Denominated in:
Mexican pesos	30,541	79.8%	9.1%
Dollars	6,373	16.6%	5.8%
Argentinan pesos	654	1.7%	16.6%
Venezuelan bolivars	385	1.0%	24.3%
Brazilian Reals	340	0.9%	13.2%
Total debt	38,293	100.0%	8.9%

Fixed rate(1)	27,123	70.8%
Variable rate(1)	11,170	29.2%

% of Total Debt	2008	2009	2010	2011	2012	2013	2014+
DEBT MATURITY PROFILE	6.0%	16.1%	7.9%	11.6%	21.5%	19.4%	17.5%

(1)	Includes the effect of interest rate swaps.

October 28, 2008	7

Coca-Cola FEMSA
Results of Operations
Millions of Pesos

	For the third quarter of:					For the nine months of:
	2008 (A)	% of rev.	2007 (B)	% of rev.	% Increase	2008 (A)	% of rev.	2007 (B)	% of rev.	% Increase
Total revenues	19,770	100.0	17,264	100.0	14.5	56,248	100.0	50,899	100.0	10.5
Cost of sales	10,374	52.5	8,789	50.9	18.0	29,349	52.2	26,528	52.1	10.6
Gross profit	9,396	47.5	8,475	49.1	10.9	26,899	47.8	24,371	47.9	10.4
Administrative expenses	976	4.9	987	5.7	(1.1)	2,869	5.1	2,741	5.4	4.7
Selling expenses	5,226	26.4	4,592	26.6	13.8	14,782	26.3	13,378	26.3	10.5
Operating expenses	6,202	31.3	5,579	32.3	11.2	17,651	31.4	16,119	31.7	9.5
Income from operations	3,194	16.2	2,896	16.8	10.3	9,248	16.4	8,252	16.2	12.1
Depreciation	468	2.4	428	2.5	9.3	1,385	2.5	1,246	2.4	11.2
Amortization & other	345	1.7	335	1.9	3.0	969	1.7	1,004	2.0	(3.5)
EBITDA	4,007	20.3	3,659	21.2	9.5	11,602	20.6	10,502	20.6	10.5
Capital expenditures	1,447		1,018		42.1	2,640		2,385		10.7

(A)	Average Mexican Pesos of 2008.
(B)	Constant Mexican Pesos as of Decmber 31, 2007

Sales volumes
(Millions of unit cases)
Mexico	293.2	51.3	286.1	54.2	2.5	866.1	52.7	838.2	53.7	3.3
Latincentro	137.6	24.0	131.7	25.0	4.5	397.3	24.2	391.3	25.0	1.5
Mercosur	141.6	24.7	109.9	20.8	28.8	379.6	23.1	332.9	21.3	14.0
Total	572.4	100.0	527.7	100.0	8.5	1,643.0	100.0	1,562.4	100.0	5.2

October 28, 2008	8

FEMSA Cerveza
Results of Operations
Millions of Pesos

	For the third quarter of:					For the nine months of:
	2008 (A)	% of rev.	2007 (B)	% of rev.	% Increase	2008 (A)	% of rev.	2007 (B)	% of rev.	% Increase
Sales:
Mexico	7,346	69.0	7,053	70.0	4.2	21,416	69.3	20,068	69.2	6.7
Brazil	1,529	14.4	1,341	13.3	14.0	4,347	14.1	3,970	13.7	9.5
Export	915	8.6	890	8.9	2.8	2,666	8.6	2,621	9.1	1.7
Beer sales	9,790	92.0	9,284	92.2	5.5	28,429	92.0	26,659	92.0	6.6
Other revenues	857	8.0	790	7.8	8.5	2,464	8.0	2,329	8.0	5.8
Total revenues	10,647	100.0	10,074	100.0	5.7	30,893	100.0	28,988	100.0	6.6
Cost of sales	4,898	46.0	4,528	44.9	8.2	14,115	45.7	13,060	45.1	8.1
Gross profit	5,749	54.0	5,546	55.1	3.7	16,778	54.3	15,928	54.9	5.3
Administrative expenses	1,014	9.5	1,059	10.5	(4.2)	3,052	9.9	3,185	11.0	(4.2)
Selling expenses	3,227	30.3	2,844	28.3	13.5	9,792	31.7	8,863	30.5	10.5
Operating expenses	4,241	39.8	3,903	38.8	8.7	12,844	41.6	12,048	41.5	6.6
Income from operations	1,508	14.2	1,643	16.3	(8.2)	3,934	12.7	3,880	13.4	1.4
Depreciation	427	4.0	413	4.1	3.4	1,265	4.1	1,236	4.3	2.3
Amortization & other	570	5.3	597	5.9	(4.5)	1,903	6.2	1,802	6.2	5.6
EBITDA	2,505	23.5	2,653	26.3	(5.6)	7,102	23.0	6,918	23.9	2.7
Capital expenditures	1,671		1,141		46.5	4,250		3,407		24.7

(A)	Average Mexican Pesos of 2008.
(B)	Constant Mexican Pesos as of Decmber 31, 2007

Sales volumes
(Thousand hectoliters)
Mexico	6,756.8	67.1	6,888.2	69.2	(1.9)	20,274.8	67.5	19,792.4	68.6	2.4
Brazil	2,370.0	23.5	2,194.5	22.1	8.0	7,035.0	23.4	6,535.7	22.7	7.6
Exports	948.8	9.4	862.7	8.7	10.0	2,727.1	9.1	2,512.9	8.7	8.5
Total	10,075.6	100.0	9,945.4	100.0	1.3	30,036.9	100.0	28,841.0	100.0	4.1

Price per hectoliter
Mexico	1,087.2		1,023.9		6.2	1,056.3		1,013.9		4.2
Brazil	645.1		611.1		5.6	617.9		607.4		1.7
Exports	964.4		1,031.6		(6.5)	977.6		1,043.0		(6.3)
Total	971.7		933.5		4.1	946.5		924.3		2.4

Precio por hectolitro en moneda local
Brasil (Reales)	104.0		99.5		4.5	99.1		99.0		0.1
Exportación (USD)	94.2		92.2		2.2	93.7		92.7		1.1

October 28, 2008	9

FEMSA Comercio
Results of Operations
Millions of Pesos

	For the third quarter of:					For the nine months of:
	2008 (A)	% of rev.	2007 (B)	% of rev.	% Increase	2008 (A)	% of rev.	2007 (B)	% of rev.	% Increase
Total revenues	12,286	100.0	11,177	100.0	9.9	34,941	100.0	31,121	100.0	12.3
Cost of sales	8,460	68.9	8,081	72.3	4.7	24,559	70.3	22,652	72.8	8.4
Gross profit	3,826	31.1	3,096	27.7	23.6	10,382	29.7	8,469	27.2	22.6
Administrative expenses	201	1.6	177	1.6	13.6	617	1.8	555	1.8	11.2
Selling expenses	2,830	23.0	2,310	20.7	22.5	7,827	22.4	6,491	20.8	20.6
Operating expenses	3,031	24.6	2,487	22.3	21.9	8,444	24.2	7,046	22.6	19.8
Income from operations	795	6.5	609	5.4	30.5	1,938	5.5	1,423	4.6	36.2
Depreciation	167	1.4	139	1.2	20.1	486	1.4	397	1.3	22.4
Amortization & other	117	0.9	104	1.0	12.5	336	1.0	317	1.0	6.0
EBITDA	1,079	8.8	852	7.6	26.6	2,760	7.9	2,137	6.9	29.2
Capital expenditures	765		503		52.1	1,763		1,387		27.1

(A)	Average Mexican Pesos of 2008.
(B)	Constant Mexican Pesos as of Decmber 31, 2007

Information of Convenience Stores
Total stores				6,088	5,237	16.2
Net new convenience stores	237	140	69.3	851	755	12.7
Same store data: (1)
Sales (thousands of pesos)	644.7	665.8	(3.2)	640.5	636.9	0.6
Traffic	25.3	22.6	11.9	24.6	21.6	13.9
Ticket	25.5	29.5	(13.6)	26.1	29.4	(11.2)

(1)	Monthly average information per store, considering same stores with at least 13 months of operations.

October 28, 2008	10

FEMSA
Macroeconomic Information

				Exchange Rate
	Inflation			as of September 30, 2008		as of September 30, 2007
		September 07 -	December 07 -
	3Q 2008	September 08	September 08	Per USD	Per Mx. Peso	Per USD	Per Mx. Peso
Mexico	1.83%	5.47%	3.90%	10.79	1.0000	10.92	1.0000
Colombia	0.48%	7.57%	6.53%	2,174.62	0.0050	2,023.19	0.0054
Venezuela	5.81%	34.43%	21.74%	2.15	5.0195	2,150.00	0.0051
Brazil	0.94%	7.04%	5.25%	1.91	5.6375	1.84	5.9382
Argentina	1.35%	8.69%	6.06%	3.14	3.4424	3.15	3.4668

October 28, 2008	11

2008 THIRD-QUARTER AND FIRST NINE MONTHS RESULTS

	Third Quarter			YTD
	2008	2007	Δ%	2008	2007	Δ%
Total Revenues	19,770	17,264	14.5%	56,248	50,899	10.5%
Gross Profit	9,396	8,475	10.9%	26,899	24,371	10.4%
Operating Income	3,194	2,896	10.3%	9,248	8,252	12.1%
Majority Net Income	1,252	1,940	-35.5%	4,747	4,984	-4.8%
EBITDA(1)	4,007	3,659	9.5%	11,602	10,502	10.5%

Net Debt (2)	12,209	11,374	7.3%

(3) EBITDA/ Interest Expense, net	10.04	8.43
(3) EBITDA/ Interest Expense	7.57	6.35
(4) Earnings per Share	0.68	1.05
Capitalization(5)	24.3%	29.2%

Expressed in million of Mexican pesos. Figures of 2007 are expresed with purchasing power as of December 31, 2007
(1) EBITDA = Operating income + Depreciation + Amortization & Other operative Non-cash Charges.
See reconciliation table on page 10 except for Earnings per Share
(2) Net Debt = Total Debt - Cash
(3) LTM figures
(4) On a quarterly basis
(5) Total debt / (long-term debt + stockholders' equity)

•  Total revenues reached Ps. 19,770 million in the third quarter of 2008, an increase of 14.5% compared to the third quarter of 2007; excluding the positive effect of Refrigerantes Minas Gerais (“Remil”), total revenues would have increased 7.0% compared to the third quarter of 2007.
•  Driven by double digit operating income growth from our Mercosur division, consolidated operating income increased 10.3% to Ps. 3,194 million for the third quarter of 2008. Our operating margin reached 16.2% for the third quarter of 2008.
•  Consolidated majority net income decreased 35.5% to Ps. 1,252 million in the third quarter of 2008, resulting in earnings per share of Ps. 0.68 in the third quarter of 2008.

Mexico City (October 23, 2008), Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL, NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest Coca-Cola bottler in Latin America and the second-largest Coca-Cola bottler in the world in terms of sales volume, announces results for the third quarter of 2008.

"In the face of today's challenging economic environment, our company was able to deliver double-digit top-line growth this quarter. We continued to integrate our new franchise territory into our existing Brazilian operations with great results. In addition to the organic growth of our existing Brazilian operations, this acquisition accounted for half of our company's consolidated incremental top-line for the quarter, reinforcing this important engine for growth. In August, our company and The Coca-Cola Company entered into an agreement to jointly acquire the Brisa bottled water business in Colombia from Bavaria, a subsidiary of SAB Miller; this acquisition, once completed, will enable us to expand our product portfolio to satisfy consumers' preferences and advance our water strategy. We also started to distribute the Jugos Del Valle line of juice-based beverages in Colombia, Panama, and Nicaragua. This new line of business is helping us to introduce innovative new products such as Vallefrut in Mexico." said Carlos Salazar Lomelin, Chief Executive Officer of the company.

October 23, 2008	Page 12

CONSOLIDATED RESULTS

Until December 31, 2007, we applied inflationary accounting for all of our operations. Beginning January 1, 2008, in accordance with changes in the Mexican Financial Reporting Standards related to inflation effects, we discontinued inflation accounting for our subsidiaries in Mexico, Guatemala, Panama, Colombia and Brazil. For the rest of our subsidiaries (Argentina, Venezuela, Costa Rica and Nicaragua) we will continue applying the inflationary accounting method. The figures for 2007 are stated in Mexican pesos with purchasing power at December 31, 2007 (instead of being restated as of September 30, 2008 as would have been the case under the previous methodology) taking into account local inflation of each country with reference to the consumer price index and converted from local currency to Mexican pesos using the official exchange rate of December 31, 2007 published by the local central bank of each country.

Beginning with the first quarter of 2008, we decided to align our quarterly disclosure based on the way we manage the business. We have regrouped our operations into three divisions: (i) Mexico division, (ii) Latincentro division, which is comprised of the territories we operate in Colombia, Venezuela, Guatemala, Nicaragua, Costa Rica and Panama, and (iii) Mercosur division, which is comprised of the territories we operate in Brazil and Argentina.

Our consolidated total revenues increased 14.5% to Ps. 19,770 million in the third quarter of 2008, compared to the third quarter of 2007, as a result of increases in all of our divisions, including the consolidation of the recently acquired franchise Refrigerantes Minas Gerais, Ltda. (“Remil”). Our consolidated average price per unit case increased 4.1% to Ps. 33.42 in the third quarter of 2008 as compared to the same period of 2007, as a result of higher average prices in our Latincentro and Mercosur divisions.

Total sales volume increased 8.5% to 572.4 million unit cases in the third quarter of 2008 as compared to the same period of 2007; excluding Remil, total sales volume increased 3.3% mainly driven by incremental volumes from brand Coca-Cola, our bottled water business and still beverages. Sparkling beverages sales volume increased 6.6% on a consolidated basis during the quarter, although this number would have grown almost 1.0% without the effect of the inclusion of Remil. Still beverages sales volume grew close to 100%, mainly driven by volumes from the Jugos del Valle brand in our Mexico division, accounting for more than 20% of incremental volumes. Bottled water, including bulk water, grew more than 8% representing the balance.

Our gross profit increased 10.9% to Ps. 9,396 million in the third quarter of 2008, compared to the third quarter of 2007, driven by increases in our Mercosur and Latincentro divisions, with Mercosur contributing the majority of the growth. Gross margin reached 47.5% in the third quarter of 2008 as compared to 49.1% in the same period of 2007. The margin decline was mainly driven by (i) lower profitability from the Jugos del Valle line of business as expected this year; (ii) higher sweetener costs in Brazil, Argentina and Venezuela; and (iii) higher PET costs in Mexico, Brazil, Argentina.

Our consolidated operating income increased 10.3% to Ps. 3,194 million in the third quarter of 2008, mainly driven by double-digit operating income growth in our Mercosur division. Our operating margin was 16.2% in the third quarter of 2008, a decrease of 60 basis points. Revenue growth and operating leverage partially compensated for higher cost of goods sold.

During the third quarter of 2008, we recorded Ps. 562 million in the other expenses line. These expenses were mainly driven by the write off of some fixed assets related to the closing of one of our production facilities in Mexico and the re-allocation of long term employee benefits previously recorded as long term assets in the balance sheet, in accordance with the Mexican Financial Reporting Standards.

Our integral result of financing in the third quarter of 2008 recorded an expense of Ps. 514 million as compared to Ps. 7 million in the same period of 2007, mainly due to a foreign exchange expense as applied to our U.S. denominated debt combined with a less favorable monetary position driven by non-inflationary accounting applied to certain divisions of our business.

During the third quarter of 2008, income tax, as a percentage of income before taxes, was 38.3%, compared to 28.4% in the same quarter of 2007. This difference was mainly driven by additional tax provisions recorded during the quarter.

Our consolidated majority net income decreased by 35.5% to Ps. 1,252 million in the third quarter of 2008 as compared to the third quarter of 2007, driven by an increase in the other expenses line combined with a higher integral result of financing recorded this quarter compared with the same period of last year. Earnings per share (EPS) were Ps. 0.68 (Ps 6.78 per ADR) computed on the basis of 1,846.5 million shares outstanding (each ADR represents 10 local shares).

October 23, 2008	Page 13

BALANCE SHEET

As of September 30, 2008, Coca-Cola FEMSA had a cash balance of Ps. 3,530 million, a decrease of Ps. 4,012 million, compared to December 31, 2007, mainly as a result of cash used in the acquisitions of Remil and the Agua de los Angeles jug water business.

Total short-term bank debt was Ps. 4,746 million and long-term debt was Ps. 10,993 million. Total debt decreased Ps. 3,177 million compared with year end 2007 mainly driven by the maturities of our “Certificados Bursatiles” in April and July 2008. As a result of both factors, net debt increased approximately Ps. 835 million compared to year end 2007. KOF’s total debt balance includes dollar denominated debt in the amount of US$ 795 million.

The weighted average cost of debt for the quarter was 7.20%. The following charts set forth the Company’s debt profile by currency and interest rate type and by maturity date as of September 30, 2008:

		% Interest Rate
Currency	% Total Debt(1)	Floating(1)
Mexican pesos	38.1%	99.0%
U.S. dollars	54.6%	42.8%
Venezuelan bolivars	2.4%	0.0%
Argentine pesos	4.2%	33.7%
Brazilian Reais	0.7%	0.0%

(1) After giving effect to cross-currency swaps, forwards, and interest rate swaps.

Debt maturity profile

Maturity Date	2008	2009	2010	2011	2012	2013 +
% of Total Debt	2.8%	27.3%	6.6%	0.1%	24.0%	39.2%

Consolidated Cash Flow
Expressed in million of Mexican pesos (PS.) and U.S. dollars (USD) as of September 30, 2008

	Jan - Sep 2008
	Ps.	USD
Consolidated Net Income	4,900	447
Non cash charges to net income	2,144	195
	7,044	642
Change in working capital	410	37
Resources Generated by Operating Activities	7,454	679
Total Investments	(5,678)	(517)
Dividends paid	(945)	(86)
Debt decrease	(4,807)	(438)
Increase in cash and cash equivalents	(3,976)	(362)
Cahs and cash equivalents at begining of period	7,542	687
Translation Effect	(36)	(3)
Cash and cash equivalents at end of period	3,530	322

The difference between the reduction in debt of the balance sheet and the debt decrease in nominal terms presented in the cash flow is related to the inflation effect and foreign exchange impact, presented separately in accordance to changes with the Mexican Financial Reporting Standards related to cash flow.

October 23, 2008	Page 14

MEXICO DIVISION OPERATING RESULTS

In November 2007, Coca-Cola FEMSA together with The Coca-Cola Company acquired 100% of Jugos del Valle, S.A.B. de C.V. As of February 2008, we and the rest of the Coca-Cola bottlers are distributing the Jugos del Valle portfolio in our respective territories through the traditional channel. Volume, average price per unit case, cost of goods sold and operating expenses related to these products are recorded in our consolidated and Mexico division operating results. We do not expect to capture any profits from this line of business during 2008.

Revenues

Total revenues from our Mexico division increased 1.8% to Ps. 8,533 million in the third quarter of 2008, as compared to the same period of the previous year. Incremental volumes accounted for the incremental revenues during the quarter. Average price per unit case declined to Ps. 28.99, a 0.8% decline, as compared to the third quarter of 2007, reflecting (i) lower volumes in sparkling beverages and higher volumes of brand Coca-Cola in multiserve presentations, which were partially compensated with higher average prices per unit case from our still beverage category. Excluding bulk water under the brands Ciel and Agua de los Angeles, our average price per unit case was Ps. 34.18, a 0.6% increase as compared to the same period of 2007.

Total sales volume increased 2.5% to 293.2 million unit cases in the third quarter of 2008, as compared to the third quarter of 2007, resulting from more than 9% volume growth in our bottled water business and incremental volumes in the still beverage category, increasing more than 200% driven by the Jugos del Valle product line, which more than compensated for a sales volume decline of 1.9% in sparkling beverages.

Operating Income

Our gross profit remained flat at Ps. 4,414 million in the third quarter of 2008 as compared to the same period of 2007. Lower cost of sweeteners year-over-year offset higher PET resin and concentrate costs. Gross margin decreased from 52.6% in the third quarter of 2007 to 51.7% in the same period of 2008, driven by lower profitability from the Jugos del Valle line of business, as expected this year.

Operating income decreased 0.5% to Ps. 1,696 million in the third quarter of 2008, compared to Ps. 1,705 million in the same period of 2007, as a result of revenue growth and lower operating expenses, which partially compensated for higher cost of goods sold. Our operating margin was 19.9% in the third quarter of 2008, a decrease of 40 basis points as compared to the same period of 2007.

October 23, 2008	Page 15

LATINCENTRO DIVISION OPERATING RESULTS (Colombia, Venezuela, Guatemala, Nicaragua, Costa Rica and Panama)

During this quarter Coca-Cola FEMSA started to distribute Jugos del Valle in Colombia, Panama and Nicaragua. Volume, average price per unit case, cost of goods sold and operating expenses related to these products are recorded in our consolidated and Latincentro division operating results.

Revenues

Total revenues reached Ps. 5,768 million in the third quarter of 2008, an increase of 6.7% as compared to the same period of 2007. Volume growth accounted for close to 70% of incremental revenues. Average price per unit case increased 2.2% as a result of higher average prices per unit case in Venezuela which more than compensated for average price per unit case decreases in Colombia and Central America. Average price per unit case increased to Ps. 41.88 in the third quarter of 2008, as compared to the third quarter of 2007.

Total sales volume in our Latincentro division increased 4.5% to 137.6 million unit cases in the third quarter of 2008, as compared to the same period of 2007. Volume increase was mainly driven by (i) the growth of brand Coca-Cola, (ii) growth of flavored sparkling beverages across our territories in the Latincentro division and (iii) the introduction of the Jugos del Valle line of business in Colombia.

Operating Income

Gross profit reached Ps. 2,599 million, an increase of 3.3% in the third quarter of 2008, as compared to the same period of 2007. Gross margin declined from 46.5% in the third quarter of 2007 to 45.1% in the same period of 2008. The gross margin decrease of 140 basis points was a consequence of lower revenues in Colombia and higher sweetener cost in Venezuela.

Our operating income increased 3.9% to Ps. 751 million in the third quarter of 2008, compared to the third quarter of 2007, as a result of a tight control of operating expenses in Central America and Colombia which more than offset higher labor costs in Venezuela. Our operating margin reached 13.0% in the third quarter of 2008, resulting in a 40 basis points decrease as compared to the same period of 2007.

October 23, 2008	Page 16

MERCOSUR DIVISION OPERATING RESULTS (Brazil and Argentina)

As of June 2008, Coca-Cola FEMSA is including the Remil operations in its Mercosur division. Volume and average price per unit case exclude beer results.

Revenues

Net revenues increased 56.0% to Ps. 5,392 million in the third quarter of 2008, as compared to the same period of 2007. Excluding beer, net revenues increased 52.6% to Ps. 4,870 million in the third quarter of 2008, as compared to the same period of 2007. Higher volumes, including Remil, accounted for more than 60% of incremental net revenues and average price per unit case increase represented the balance. Average price per unit case, excluding beer, increased 18.4% to Ps. 34.40 during the third quarter of 2008. Excluding Remil and beer, net revenues increased 12.1% reaching Ps. 3,578 million. Total revenues from beer in Brazil were Ps. 522 million in the third quarter of 2008, including Remil’s beer sales.

Sales volume, excluding beer, increased 28.8% to 141.6 million unit cases in the third quarter of 2008, as compared to the third quarter of 2007. Sales volume, excluding Remil and beer increased 4.1% to reach 114.4 million unit cases. Sparkling beverages sales volume growth, excluding Remil, accounted for more than 75% of the incremental volumes, driven by brand Coca-Cola and the strong performance of Coca-Cola Zero. Bottled water and still beverages provided the balance. Excluding Remil, Brazil accounted for more than 70% of incremental volumes and Argentina provided the balance.

Operating Income

In the third quarter of 2008, our gross profit increased 54.1% to Ps. 2,383 million, as compared to the same period of the previous year. Our Mercosur gross margin decreased 100 basis points to 43.6% in the third quarter of 2008 mainly driven by higher sweetener and resin costs in Brazil and Argentina, as compared to the same period of last year.

Operating income increased 59.6% reaching Ps. 747 million in the third quarter of 2008, as compared to Ps. 468 million in the same period of 2007. Operating leverage achieved by higher revenues, including Remil, more than compensated for (i) higher expenses related to expansion in our cooler coverage and renewal of our distribution fleet in Brazil, (ii) an increase in sales force to strengthen our presence and execution in certain retail segments in Brazil and iii) higher labor costs in Argentina. Our operating margin was 13.7% in the third quarter of 2008, an increase of 20 basis points as compared to the third quarter of 2007.

October 23, 2008	Page 17

SUMMARY OF NINE-MONTHS RESULTS

Our consolidated total revenues increased 10.5% to Ps. 56,248 million in the first nine months of 2008, as compared to the same period of 2007, as a result of growth in all of our divisions; Mexico and Latincentro accounted for close to 40% of this growth and Mercosur represented the balance. Excluding Remil, our consolidated total revenues increased 7.2% to Ps. 54,566 million. Consolidated average price per unit case increased 4.2% to Ps. 33.30 in the first nine months of 2008. Higher average prices per unit case, mainly in our Mercosur division, combined with the integration of the Jugos del Valle line of business which carries higher average price per unit case in our Mexico division, drove this increase.

Total sales volume increased 5.2% to 1,643.0 million unit cases in the first nine months of 2008, as compared to the same period of the previous year. Sales volume growth in our Mexico and Mercosur divisions accounted for the majority of our incremental volumes. Sparkling beverages sales accounted for more than 60% of incremental volumes and our water business and still beverages, represented the balance. Excluding Remil, total sales volume increased 2.9% to reach 1,608.3 million unit cases.

Our gross profit increased 10.4% to Ps. 26,899 million in the first nine months of 2008, as compared to the same period of the previous year, driven by gross profit growth across all of our divisions. Gross margin reached 47.8% during the first nine months of 2008 remaining flat as compared to the same period of 2007 despite of lower profitability from the Jugos del Valle line of business in Mexico, as expected this year.

Our consolidated operating income increased 12.1% to Ps. 9,248 million in the first nine months of 2008, as compared to the same period of 2007. Our Mercosur and Latincentro divisions accounted for more than 80% of this growth and our Mexico division represented the balance. Our operating margin improved 20 basis points to 16.4% in the first nine months of 2008, mainly driven by the improved operating leverage that resulted from higher revenues and a tight control on expenses.

Our consolidated majority net income was Ps. 4,747 million in the first nine months of 2008 a decrease of 4.8% compared to the same period of 2007. Operating income growth partially offset expenses recorded in the other expenses line in conjunction with a higher integral result of financing as compared with the same period of last year. EPS was Ps. 2.57 (Ps. 25.71 per ADR) in the first nine months of 2008, computed on the basis of 1,846.5 million shares outstanding (each ADR represents 10 local shares).

October 23, 2008	Page 18

RECENT DEVELOPMENTS

•
On August 7, 2008, Coca-Cola FEMSA, S.A.B. de C.V. and The Coca-Cola Company, entered into an agreement to jointly acquire the Colombian Brisa bottled water business (including the Brisa brand and production assets) from Bavaria, a subsidiary of SABMiller. The closing of the transaction is subject to approval from the Colombian anti-trust authorities and compliance by both parties with customary closing conditions. This transaction will enable us to increase our presence in the water business and complement our portfolio. Brisa sold 47 million unit cases in 2007 in Colombia. The purchase price, which will be shared equally by Coca-Cola FEMSA and The Coca-Cola Company, is US$92 million. The parties have also agreed customary arrangements regarding the performance of the business between signing and closing.

CONFERENCE CALL INFORMATION

Our third-quarter 2008 Conference Call will be held on: October 23, 2008, at 11:30 A.M. Eastern Time (10:30 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 866-700-7477 or International: 617-213-8840. We invite investors to listen to the live audiocast of the conference call on the Company’s website, www.coca-colafemsa.com

If you are unable to participate live, an instant replay of the conference call will be available through October 30, 2008. To listen to the replay, please dial: Domestic U.S.: 888-286-8010 or International: 617-801-6888. Pass code: 72519928.

❖ ❖ ❖

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Sprite, Fanta, Lift and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City and southeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, part of the state of Goias and Minas Gerais) and Argentina (federal capital of Buenos Aires and surrounding areas), along with bottled water, beer and other beverages in some of these territories. The Company has 31 bottling facilities in Latin America and serves over 1,500,000 retailers in the region. The Coca-Cola Company owns a 31.6% equity interest in Coca-Cola FEMSA.

❖ ❖ ❖

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance and should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control that could materially impact the Company’s actual performance.

References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

U.S. dollar amounts in this report, solely for the convenience of the reader, have been translated from Mexican pesos at the noon day buying rate for pesos as published by the Federal Reserve Bank of New York at September 30, 2008, which exchange rate was Ps. 10.9726 to US $ 1.00.

❖ ❖ ❖

(6 pages of tables to follow)

October 23, 2008	Page 19

Consolidated Income Statement
Expressed in million of Mexican pesos(1), figures of 2007 are expresed with purchasing power as of December 31, 2007

	3Q 08	% Rev	3Q 07	% Rev	Δ%	YTD 08	% Rev	YTD 07	% Rev	Δ%
Volume (million unit cases) (2)	572.4		527.7		8.5%	1,643.0		1,562.4		5.2%
Average price per unit case (2)	33.42		32.11		4.1%	33.30		31.95		4.2%
Net revenues	19,654		17,211		14.2%	55,940		50,706		10.3%
Other operating revenues (5)	116		53		118.9%	308		193		59.6%
Total revenues	19,770	100%	17,264	100%	14.5%	56,248	100%	50,899	100%	10.5%
Cost of sales	10,374	52.5%	8,789	50.9%	18.0%	29,349	52.2%	26,528	52.1%	10.6%
Gross profit	9,396	47.5%	8,475	49.1%	10.9%	26,899	47.8%	24,371	47.9%	10.4%
Operating expenses	6,202	31.4%	5,579	32.3%	11.2%	17,651	31.4%	16,119	31.7%	9.5%
Operating income	3,194	16.2%	2,896	16.8%	10.3%	9,248	16.4%	8,252	16.2%	12.1%
Other expenses, net	562		122		360.7%	1,267		523		142.3%
Interest expense	407		491		-17.1%	1,566		1,682		-6.9%
Interest income	71		141		-49.6%	357		461		-22.6%
Interest expense, net	336		350		-4.0%	1,209		1,221		-1.0%
Foreign exchange loss (gain)	180		(24)		-850.0%	(26)		(72)		-63.9%
(Gain) on monetary position in Inflationary subsidiries	(232)		(312)		-25.6%	(517)		(584)		-11.5%
Market value loss (gain) on inefective derivative instruments	230		(7)		-3385.7%	122		(69)		-276.8%
Integral result of financing	514		7		7242.9%	788		496		58.9%
Income before taxes	2,118		2,767		-23.5%	7,193		7,233		-0.6%
Taxes	812		786		3.3%	2,293		2,101		9.1%
Consolidated net income	1,306		1,981		-34.1%	4,900		5,132		-4.5%
Majority net income	1,252	6.3%	1,940	11.2%	-35.5%	4,747	8.4%	4,984	9.8%	-4.8%
Minority net income	54		41		31.7%	153		148		3.4%
Operating income	3,194	16.2%	2,896	16.8%	10.3%	9,248	16.4%	8,252	16.2%	12.1%
Depreciation	468		428		9.3%	1,385		1,246		11.2%
Amortization and other operative non-cash charges (3)	345		335		3.0%	969		1,004		-3.5%
EBITDA (4)	4,007	20.3%	3,659	21.2%	9.5%	11,602	20.6%	10,502	20.6%	10.5%

(1) Except volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results
(3) Includes returnable bottle breakage expense.
(4) EBITDA = Operating Income + depreciation, amortization & other operative non-cash charges.
(5) Since november 2007, we integrated Complejo Industrial CAN, S.A. (CICAN) a can bottling facility in Argentina.
Since June 2008, we integrated Minas Gerais (Remil) in Brazil.
October 23, 2008	Page 20

Consolidated Balance Sheet
Expressed in million of Mexican pesos, figures of 2007 are expresed with purchasing power as of December 31, 2007

Assets		Sep 08		Dec 07
Current Assets
Cash and cash equivalents	Ps.	3,530	Ps.	7,542
Total accounts receivable		4,200		4,706
Inventories		4,407		3,418
Prepaid expenses and other		1,735		1,792
Total current assets		13,872		17,458
Property, plant and equipment
Bottles and cases		1,444		1,175
Property, plant and equipment		38,945		37,420
Accumulated depreciation		(17,317)		(16,672)
Total property, plant and equipment, net		23,072		21,923
Investment in shares		1,516		1,476
Deferred charges, net		1,342		1,255
Intangibles assets and other assets		47,809		45,066
Total Assets	Ps.	87,611	Ps.	87,178

Liabilities and Stockholders' Equity		Sep 08		Dec 07
Current Liabilities
Short-term bank loans and notes	Ps.	4,746	Ps.	4,814
Interest payable		173		274
Suppliers		6,567		6,100
Other current liabilities		5,492		5,009
Total Current Liabilities		16,978		16,197
Long-term bank loans		10,993		14,102
Pension plan and seniority premium		850		993
Other liabilities		5,014		5,105
Total Liabilities		33,835		36,397
Stockholders' Equity
Minority interest		1,627		1,641
Majority interest:
Capital stock		3,116		3,116
Additional paid in capital		13,333		13,333
Retained earnings of prior years		34,662		27,930
Net income for the period		4,747		6,908
Cumulative results of holding non-monetary assets		(3,709)		(2,147)
Total majority interest		52,149		49,140
Total stockholders' equity		53,776		50,781
Total Liabilities and Equity	Ps.	87,611	Ps.	87,178

October 23, 2008	Page 21

Mexico Division
Expressed in million of Mexican pesos(1), figures of 2007 are expresed with purchasing power as of December 31, 2007

	3Q 08	% Rev	3Q 07	% Rev	Δ%	YTD 08	% Rev	YTD 07	% Rev	Δ%
Volume (million unit cases)	293.2		286.1		2.5%	866.1		838.2		3.3%
Average price per unit case	28.99		29.21		-0.8%	29.16		29.05		0.4%
Net revenues	8,499		8,357		1.7%	25,254		24,352		3.7%
Other operating revenues	34		29		17.2%	96		122		-21.3%
Total revenues	8,533	100.0%	8,386	100.0%	1.8%	25,350	100.0%	24,474	100.0%	3.6%
Cost of sales	4,119	48.3%	3,973	47.4%	3.7%	12,321	48.6%	11,802	48.2%	4.4%
Gross profit	4,414	51.7%	4,413	52.6%	0.0%	13,029	51.4%	12,672	51.8%	2.8%
Operating expenses	2,718	31.9%	2,708	32.3%	0.4%	8,155	32.2%	7,917	32.3%	3.0%
Operating income	1,696	19.9%	1,705	20.3%	-0.5%	4,874	19.2%	4,755	19.4%	2.5%
Depreciation, amortization & other operative non-cash charges (2)	384	4.5%	427	5.1%	-10.1%	1,226	4.8%	1,260	5.1%	-2.7%
EBITDA (3)	2,080	24.4%	2,132	25.4%	-2.4%	6,100	24.1%	6,015	24.6%	1.4%

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.
(3) EBITDA = Operating Income + Depreciation, amortization & other operative non-cash charges.

Latincentro Division
Expressed in million of Mexican pesos(1) figures of 2007 are expresed with purchasing power as of December 31, 2007

	3Q 08	% Rev	3Q 07	% Rev	Δ%	YTD 08	% Rev	YTD 07	% Rev	Δ%
Volume (million unit cases)	137.6		131.7		4.5%	397.3		391.3		1.5%
Average price per unit Case	41.88		40.98		2.2%	42.70		40.53		5.3%
Net revenues	5,763		5,397		6.8%	16,964		15,859		7.0%
Other operating revenues	5		11		-54.5%	14		27		-48.1%
Total revenues	5,768	100.0%	5,408	100.0%	6.7%	16,978	100.0%	15,886	100.0%	6.9%
Cost of sales	3,169	54.9%	2,892	53.5%	9.6%	9,255	54.5%	8,751	55.1%	5.8%
Gross profit	2,599	45.1%	2,516	46.5%	3.3%	7,723	45.5%	7,135	44.9%	8.2%
Operating expenses	1,848	32.0%	1,793	33.2%	3.1%	5,376	31.7%	5,166	32.5%	4.1%
Operating income	751	13.0%	723	13.4%	3.9%	2,347	13.8%	1,969	12.4%	19.2%
Depreciation, amortization & other operative non-cash charges (2)	249	4.3%	224	4.1%	11.2%	663	3.9%	664	4.2%	-0.2%
EBITDA (3)	1,000	17.3%	947	17.5%	5.6%	3,010	17.7%	2,633	16.6%	14.3%

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.
(3) EBITDA = Operating Income + Depreciation, amortization & other operative non-cash charges.

October 23, 2008	Page 22

Mercosur Division
Expressed in million of Mexican pesos(1), figures of 2007 are expresed with purchasing power as of December 31, 2007
Financial figures include beer results

	3Q 08	% Rev	3Q 07	% Rev	Δ%	YTD 08	% Rev	YTD 07	% Rev	Δ%
Volume (million unit cases) (2)	141.6		109.9		28.8%	379.6		332.9		14.0%
Average price per unit case (2)	34.40		29.04		18.4%	32.89		29.18		12.7%
Net revenues	5,392		3,457		56.0%	13,722		10,495		30.7%
Other operating revenues (5)	77		13		492.3%	198		44		350.0%
Total revenues	5,469	100.0%	3,470	100.0%	57.6%	13,920	100.0%	10,539	100.0%	32.1%
Cost of sales	3,086	56.4%	1,924	55.4%	60.4%	7,773	55.8%	5,975	56.7%	30.1%
Gross profit	2,383	43.6%	1,546	44.6%	54.1%	6,147	44.2%	4,564	43.3%	34.7%
Operating expenses	1,636	29.9%	1,078	31.1%	51.8%	4,120	29.6%	3,036	28.8%	35.7%
Operating income	747	13.7%	468	13.5%	59.6%	2,027	14.6%	1,528	14.5%	32.7%
Depreciation, Amortization & Other operative non-cash charges (2)	180	3.3%	112	3.2%	60.7%	465	3.3%	326	3.1%	42.6%
EBITDA (4)	927	17.0%	580	16.7%	59.8%	2,492	17.9%	1,854	17.6%	34.4%

(1) Except volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results
(3) Includes returnable bottle breakage expense.
(4) EBITDA = Operating Income + Depreciation, amortization & other operative non-cash charges.
(5) Since november 2007, we integrated Complejo Industrial CAN, S.A. (CICAN) a can bottling facility in Argentina.
Since June 2008, we integrated Minas Gerais (Remil) in Brazil.
October 23, 2008	Page 23

SELECTED INFORMATION

For the three months ended September 30, 2008 and 2007

Expressed in million of Mexican pesos. Figures of 2007 are expresed with purchasing power as of December 31, 2007

3Q 08
Capex	1,446.8
Depreciation	468.0
Amortization & Other non-cash charges	345.0

3Q 07
Capex	1,017.6
Depreciation	428.0
Amortization & Other non-cash charges	335.0

VOLUME
Expressed in million unit cases

	3Q 08					3Q 07
	Sparkling	Water (1)	Bulk Water (2)	Still (3)	Total	Sparkling	Water (1)	Bulk Water (2)	Still (3)	Total
Mexico	220.0	14.1	50.1	9.0	293.2	224.3	14.4	44.4	3.0	286.1
Central America	28.1	1.4	-	2.4	31.9	27.5	1.3	-	1.9	30.7
Colombia	42.5	2.7	2.2	1.9	49.3	43.2	2.8	2.8	0.7	49.5
Venezuela	51.5	3.4	-	1.5	56.4	46.6	3.1	-	1.8	51.5
Latincentro	122.1	7.5	2.2	5.8	137.6	117.3	7.2	2.8	4.4	131.7
Brazil	91.7	5.0	-	2.7	99.4	63.5	4.3	-	1.1	68.9
Argentina	40.3	0.6	-	1.3	42.2	39.4	0.3	-	1.3	41.0
Mercosur	132.0	5.6	-	4.0	141.6	102.9	4.6	-	2.4	109.9
Total	474.1	27.2	52.3	18.8	572.4	444.5	26.3	47.1	9.8	527.7
(1) Excludes water presentations larger than 5.0 Lt
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations
(3) Still Beverages include flavored water

•	Volume of Brazil, Mercosur division, and Consolidated for quarterly results includes tree months of Remil’s operation, accounting for 27.2 million unit cases.

SELECTED INFORMATION

For the nine months ended September 30, 2008 and 2007

Expressed in million of Mexican pesos. Figures of 2007 are expresed with purchasing power as of December 31, 2007

YTD 08
Capex	2,640.4
Depreciation	1,385.0
Amortization & Other non-cash charges	969.0

YTD 07
Capex	2,384.9
Depreciation	1,246.0
Amortization & Other non-cash charges	1,004.0

VOLUME
Expressed in million unit cases

	YTD 08					YTD 07
	CSD	Water	Jug Water	Other	Total	CSD	Water(1)	Jug Water	Other	Total
Mexico	653.9	43.2	147.2	21.9	866.1	653.3	44.2	131.8	8.9	838.2
Central America	87.5	4.2	-	6.8	98.5	84.4	4.2	-	5.6	94.2
Colombia	125.2	7.6	7.3	3.2	143.3	126.9	8.1	8.2	1.9	145.1
Venezuela	142.1	8.9	-	4.5	155.5	137.2	8.6	-	6.2	152.0
Latincentro	354.8	20.7	7.3	14.5	397.3	348.5	20.9	8.2	13.7	391.3
Brazil	229.3	14.7	-	5.2	249.2	190.8	14.2	-	3.4	208.4
Argentina	124.2	1.7	-	4.4	130.4	120.0	0.6	-	3.9	124.5
Mercosur	353.5	16.4	-	9.6	379.6	310.8	14.8	-	7.3	332.9
Total	1,362.2	80.4	154.5	46.0	1,643.0	1,312.6	80.0	139.9	29.9	1,562.4
(1) Excludes water presentations larger than 5.0 Lt
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations
(3) Still Beverages include flavored water
•	Volume of Brazil, Mercosur division, and Consolidated for the nine months results includes four months of Remil’s operation, accounting for 34.7 million unit cases.
October 23, 2008	Page 24

September 2008
Macroeconomic Information

	Inflation (1)			Foreign Exchange Rate (local currency per US Dollar) (2)
	LTM	3Q 2008	YTD	September 08	Dec 07	September 07

Mexico	5.47%	1.83%	3.90%	10.7920	10.8662	10.9203
Colombia	7.57%	0.48%	6.53%	2,174.6200	2,014.7600	2,023.1900
Venezuela (3)	34.43%	5.81%	21.74%	2.1500	2,150	2,150
Brazil	7.04%	0.94%	5.25%	1.9143	1.7713	1.8390
Argentina	8.69%	1.35%	6.06%	3.1350	3.1490	3.1500

(1) Source: Mexican inflation is published by Banco de México (Mexican Central Bank).
(2) Exchange rates at the end of period are the official exchange rates published by the Central Bank of each country.
(3) In Venezuela since January 1, 2008, the local currency is 'Bolivar Fuerte', 'Bolivar' the former currency, was divided by one thousand.

October 23, 2008	Page 25

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

By:	/s/ Javier Astaburuaga
Javier Astaburuaga
Chief Financial Officer

Date: October 28, 2008